Starwood real estate income trust, inc.

2340 COLLINS AVENUE

MIAMI BEACH, FL 33139

(305) 695-5500

January 29, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Starwood Real Estate Income Trust, Inc.

Registration Statement on Form S-11

File No. 333-288705

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Starwood Real Estate Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:30 p.m., Eastern Time, on February 3, 2026, or as soon as practicable thereafter.

The Company hereby authorizes Jason Goode of Alston & Bird LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests the Commission to specifically confirm such effective date and time to Jason Goode of Alston & Bird LLP at (404) 881-7986.

Sincerely,

STARWOOD REAL ESTATE INCOME TRUST, INC.

By:	/s/ Matthew Guttin
Name:	Matthew Guttin
Title:	Chief Compliance Officer and Secretary

cc: Mr. Jason W. Goode, Alston & Bird LLP

Ms. Lindsey L. G. Magaro, Alston & Bird LLP